International Investment Outlook & Strategy

January 14, 2009

Investment Outlook

Last year at this time we anticipated global growth to slow modestly, but as the year progressed it became clear our initial forecasts were too optimistic as global growth turned negative in the second half of 2008. The seizure of global financial markets and the global economic contraction was caused by a combination of the following factors: easy money, high leverage, property depreciation, creative financing, poor oversight, greed, loss of confidence, and tight credit. Given this, we now expect global GDP contraction of -1.0% for 2009 down from growth of +1.2% for 2008. We believe the U.S. will experience negative growth in the first half of 2009 and should start to recover in the second half, resulting in an estimated decline of -1.5% for 2009 versus +1.2% estimated growth in 2008. Our negative stance results from further consumer weakness, the troubled housing market, a commercial real estate downfall, and the uncertainty created in the wake of the financial crisis. Last quarter we expected zero euro area growth for 2009, but given the worsening industrial and consumer outlook, along with rising unemployment levels, we now expect -0.5% contraction. In the UK, we anticipate even more weakness as this economy is more interlinked with the U.S. financial market and the UK housing market is weaker than that of the euro area. We expect UK contraction of around -1.5% in 2009, down from our previous expectation of zero growth. As highlighted last quarter, Japan is slightly more insulated from the global slowdown. While evidence shows Japan is slowing, we are maintaining our forecast of zero growth in 2009 as this country only experienced +0.3% estimated growth in 2008, giving them easy year-over-year comparisons. Asia ex-Japan is still the pillar of growth. Although we expect growth to slow to around +6.0% in 2009 (down from our forecast of +7.0% last quarter), we still contend that growth will remain robust relative to the rest of the world as the Asian consumer remains much more resilient. Our global economic forecasts are contained in Exhibit A. Also, as Exhibit B illustrates, OECD Composite Leading Indicators for November support our global slowdown scenario.

Most commodity prices (energy, precious metals, and agricultural products) are well off their July 2008 peaks, leading to a drastic reduction in our 2009 inflation forecast. In 2008, estimated global inflation will likely be over +3.0%; however, in the second half of 2008 inflationary pressures eased dramatically. For 2009, we anticipate global inflation of about +1.0%. Easing commodity prices should help fuel growth on a global basis, but we do not believe it will be enough to stimulate a dramatic pick-up in growth. We are carefully monitoring inflation data as we think deflation is a risk in some countries. Specifically, we expect Japanese deflation of around -0.5% in 2009. Exhibits A and C display our inflation outlook.

Central banks have been in an easing cycle for most of 2008. As Exhibit D illustrates, every major bank has cut rates and we anticipate more easing, where possible, through the first half of 2009. In December, the U.S. Federal Reserve made an unprecedented move and cut rates to a target range of 0% to 0.25%. The European Central Bank rate is currently at 2.5%; however, we anticipate a rate cut at the January 15th meeting, particularly since inflationary pressures have eased. We would not be surprised to see the rate as low as 1.0% at mid-year. On January 7th, the

Bank of England (BOE) cut rates by 50 basis points to an historic low of 1.5%. While the BOE is not indicating further rate cuts, we wouldn't be surprised to see the rate drop to around 1.0% if the economy remains in a prolonged slowdown,. Elsewhere, the Bank of Japan (BOJ) cut rates to 0.1% from 0.3% on December 18th. We believe this was a more symbolic move and will have only limited impact as rates have been low for quite some time. In an effort to avoid a material slowdown, many other Asian nations have been actively cutting rates. For example, the People's Bank of China (PBoC) has been aggressively trying to stem a slowdown by cutting rates 216 basis points to 5.31% since late September.

The financial crisis has forced every nation to take a variety of measures to avoid severe recession. Central banks have been cutting rates and utilizing other measures to stimulate their respective economies. Meanwhile, various governmental bodies are formulating their own fiscal stimulus packages to fight the risk of severe recession. As noted last quarter, the U.S. government approved an unprecedented $700 billion bailout or the Troubled Asset Relief Program (TARP) to help provide stability to the U.S. financial system. To date, only half has been authorized for use. Additionally, President-elect Barack Obama is proposing a stimulus package near $800 billion. As shown in Exhibit E, European countries have taken various measures to stimulate their economies. Europe's total stimulus package looks to be less than $200 billion, much smaller than the U.S. package. Recently, Germany indicated it may implement a second fiscal stimulus package. The total for Germany's two stimulus efforts is now around $80 billion for both spending and tax cuts. The UK, Spain, France, and Italy have also announced programs. Japan has taken several measures including: a $132 billion stimulus package, the purchase of commercial paper, and the government buyback of shares held by banks. The rest of Asia is also taking measures to stimulate their respective economies. China is implementing a $586 billion fiscal stimulus package in addition to direct aid to help the real estate market. All of these measures are wreaking havoc on government budgets. As shown in Exhibit F, budget deficits are increasing at an alarming rate, causing us great concern, but we are hopeful that all of the measures discussed will help to improve the deteriorating unemployment picture. Exhibit G illustrates that unemployment is rising globally and every nation is susceptible to the slowdown.

During the December quarter, there was a material divergence of currencies relative to the U.S. dollar. Within Europe, the euro remained relatively flat, depreciating only -1.0%, while Norway (-15.6%), Sweden (-11.8%), and the UK (-19.3%) saw material double-digit currency devaluation. Switzerland was the lone currency to appreciate, up +5.3%, as economic fundamentals are stronger than the rest of Europe and the U.S. Meanwhile on the far side of the world, the Japanese yen appreciated +17.1%. We think this move was the result of Japan being more insulated from the global slowdown and has led to the use of the yen as a default currency. It is not an indicator that the Japanese economy is poised for growth. For the year 2008, the Japanese yen was the strongest currency relative to the U.S. dollar, appreciating +23.2%. The Chinese renminbi was also strong, increasing +7.1%. The British pound was the weakest currency, depreciating -27.8% (most of which occurred in the December quarter). Elsewhere, the Australian dollar and Canadian dollar also saw meaningful depreciation, each down in excess of -20%. In 2009, we believe European currencies will weaken further as investors continue to prefer the U.S. dollar, as the U.S. economy will likely show signs of a recovery before the economies of Europe and the rest of the world. We anticipate a range of $1.15 to $1.40 for the euro and $1.30 to $1.50 for the pound. Similar to last quarter, we think the yen will trade in the ¥95 to ¥110 range. We expect modest appreciation of the Chinese renminbi in 2009 caused by political pressure from the U.S., their current account surplus, and fear of capital outflows. Even though currency rates have experienced significant volatility in 2008, we believe currencies will have a smaller impact on performance over the next twelve months. See Exhibits A and H for our currency outlook and 2008 currency performance.

On a valuation basis, equities are quite attractive. On a forward P/E basis, Europe, at 8.9x, is attractive relative to both its post-1990 history and the world average of 10.7x. On an EV/EBITDA basis, Europe ex-UK is trading at 5.5x, below its historical mean of 6.9x. Japan is trading at 5.1x, below its historical average of 9.9x. Both markets are attractive relative to the current world ratio of 6.1x. Global free cash flow remains very strong. The U.S. and Europe ex-UK markets are the pillars of strength with free cash flow yields of 6.8% and 6.9%, respectively. See Exhibit I for global equity valuations.

INVESTMENT STRATEGY

All major markets posted dismal double-digit losses in both local currency and U.S. dollar terms during the December quarter and for 2008. Even with the market strength since the November 20th low, the December quarter was a torturous one for every major equity market, with most markets declining in excess of -20% in U.S. dollar terms. Even though Japan and Switzerland declined -7.9% and -12.4%, respectively, they were the top two performing equity markets during the December quarter. Part of this was due to the appreciation of the Japanese yen and Swiss franc. For the year 2008, the Japanese and Swiss equity markets were also the best performers, down "only" -28.7% and -30.6%, respectively, while other major markets were down in excess of -40%. See Exhibit H for regional and country performance.

The global economic crisis has had particularly harsh ramifications in the international equity markets, demonstrated by market performance as well as valuation metrics. As a result, we continue to limit exposure to financials, consumer-discretionary, currency, credit, and real estate. At the same time, we have maintained an emphasis on consumer staples, healthcare, technology, telecommunications, and other less economically sensitive sectors. In general, we view 2009 cautiously and, therefore, favor high quality, more defensive unit growth companies, with pricing flexibility and margin expansion potential. Earnings revisions have been negative and will likely continue to be so for the majority of 2009; however, we are sanguine about companies that are true growth stories with strong free cash flow, healthy balance sheets, low debt levels, proactive management teams, and attractive valuations. Although we recognize that China's growth is bound to slow, we still believe that emerging market exposure is desirable. Given our confidence in emerging markets and the likely economic stimulus spending plans, we favor infrastructure related industries. Eventually, we believe M&A will signal a return to confidence in valuation and favor the strongest corporate balance sheets. While global M&A fell in 2008, Japanese activity was relatively healthy as many Japanese companies were somewhat immune from the global financial crisis. Even though we are cautious at the moment, we believe the equity market will start to anticipate an economic recovery over the next six months. As this occurs, we will gradually reduce our defensive exposure in favor of a more aggressive stance.

Given the economic slowdown and the fact that Europe has entered a recession, we are maintaining an underweight relative to the benchmark. However, we still have a significant European weight given the relatively supportive business environment, comparatively stable economic conditions, political reform progress, and attractive market valuations. We remain underweight Japan as the consumer remains weak and exports are declining, a result of lower global demand. The Asia ex-Japan countries are still healthier relative to developed countries, as they have avoided the banking problems and residential real estate issues. Our Asia ex-Japan weight is slightly greater than the benchmark and we have a balanced portfolio of consumer staples, interest-rate sensitive/economic plays, technology, and material stocks. Given the current market volatility, we are maintaining elevated cash levels.

KEY HIGHLIGHT TOPICS IN EUROPE

Weakened Economic Performance

The European economy continues to deteriorate and has slipped into recession. Unemployment levels are rising, sentiment remains below historical averages, industrial production is plummeting, and the consumer remains weak.

- Unemployment levels continue to reflect the weakening economy, measuring 7.8% for the euro area and 7.2% for the European Union (EU27) in November. This trend is unlikely to change in the near-to-intermediate term. See Exhibit J.
- As has been the case since August 2007, the German ZEW indicator of economic sentiment remains in negative territory. This measure is not likely to enter positive territory in 2009. See Exhibit J.
- Industrial orders are markedly down. Through October, orders are down -15.1% year-over-year in the euro area and -17.9% in the EU27. We believe orders will continue to decline over the next few months. See Exhibit J.
- The consumer is continuing to weaken. As seen in Exhibit J, euro area retail sales are at their lowest level since 1997.

Inflationary Pressures Relieved

Europe's inflation rate pressures lessened in the December quarter, assisted by weakening fuel prices. The euro area's estimated inflation rate of +1.6% in December showed marked improvement and to a lesser extent, the EU27 rate of +2.8% in November also showed improvement, though hampered by the UK's +4.1% measure. Industrial producer prices were subdued, measuring +3.3% for the euro area and +4.1% for the EU27 in November on a year-over-year basis. Labor costs for the September quarter rose +4.0% for the euro area and +4.1% for the EU27. With the exception of the UK, our concerns regarding inflation risk for Europe are on hiatus. Risks to this view are strengthening commodity prices and a strong U.S. dollar.

European Stimulus Measures – Still Limited

While the global economic crisis has led even the U.S. government toward a sizable role in the corporate world, ironically the European measures have been less invasive. European reform measures have yet to fully switch socialistic tendencies to capitalistic ones. Of course, outright business subsidies and protectionist measures differ dramatically from economic stimuli. Germany's original stimulus package was $44 billion and there is talk of a second package, bringing the total to only $80 billion. Even so, all of the European measures taken together pale in comparison to the U.S. package that is approaching $1 trillion. See Exhibit E.

KEY HIGHLIGHT TOPICS IN ASIA

Japan Economic Conditions Worsening

While we stated earlier that Japan is somewhat insulated from a global slowdown, it is not immune. As indicated below, the Tankan survey continues to deteriorate, industrial output is weakening further, exports and imports have slumped, and corporate profits continue to decline.

- Large manufacturing enterprises fell -24 points in the December quarter, the largest drop since 1975. As seen in Exhibit K, the readings are at recessionary levels.
- While November monthly industrial output decreased -8.1%, December is estimated to fall -8.0% and January a further -2.1%. The November drop surpassed the 2002 lows. See Exhibit K.
- The strengthening yen and the global recession are having a harsh effect on exports, which dropped -26.7% year-over-year to $58.9 billion in November, the steepest fall since the 1970s. See Exhibit K. For the same period, imports fell -14.4%, leaving Japan with a trade deficit. Moreover, no product category is escaping the difficulty.
- Corporate profits, which already declined -22.6% in the September quarter, could decline even further. See Exhibit K.

Significant Japanese Stimulus Measures

The Japanese government is also implementing a stimulus program. Prime Minister Taro Aso is moving away from the fiscal discipline promoted by former leader Junichiro Koizumi as he attempts to stimulate the economy. The package is expected to be about $250 billion. Further, the government has asked the BOJ to buy commercial paper. The government will also buy as much as $223 billion of shares held by banks. We think that the Japanese government will also intervene to weaken the yen in order to stem further export contraction.

New Japanese Prime Minister Cannot Gain Momentum

On January 4th, Prime Minister Taro Aso, after being in office only three months, dismissed opposition calls for an early general election until the lower house passes budget legislation intended to boost the economy. Support for the ruling Liberal Democratic Party (LDP) has plunged in recent weeks, in part, because of complaints that Mr. Aso's administration has failed to respond effectively to the looming recession. The opposition Democratic Party, which controls the upper house, could delay passage of the record annual budget for fiscal 2009, forcing Mr. Aso to call an early election. Polls suggest the Democratic Party could win a general election, which must be held by September, potentially ending the LDP's nearly unbroken dominance of postwar Japanese politics.

China Aggressively Responds to Its Weak Economic Growth

The weak global economy and overly restrictive fiscal and monetary policies significantly affected China's economic growth during the second half of 2008. China's economy grew a weaker-than-expected +9.0% in the September quarter, down from +10.1% in the June quarter, primarily because of the fall in domestic demand for housing. China's exports dipped again in December to -2.8% year-over-year, from October's +19.2% rise. See Exhibit L. Meanwhile, imports were similarly weak, down -21.3% in December. Furthermore, China's Purchasing Manufacturer's Index fell to a record low of 38.8 in November but rebounded to 41.2 in December. Lastly, as seen in Exhibit L, industrial production growth continues to slow. While all of the above appears rather negative, there are some positive indicators: a) retail sales were up +20.8% year-over-year in November; b) Urban Fixed Asset Investment increased +26.8% year-to-date through November on an annualized basis; and c) inflation rose only +2.4% year-over-year in November, down from its peak of +8.7% in February 2008. See Exhibit L.

To stimulate China's weak economy and prevent possible deflation, China introduced a $586 billion fiscal stimulus package which should add about +1.0% to 2009 GDP growth. The package focuses on infrastructure investment, rural spending, environmental projects, and construction of affordable houses. See Exhibit L. In addition to the cut in the 1-year lending rate, the PBoC also cut the 1-year savings rate by 189 basis points to 2.25% and the Reserve Requirement Ratio (RRR) by 200 basis points to 15.5% during the December quarter. The government also introduced new measures to support the property market, including revisions in sales tax levies, credit support to developers, and preferential lending for second homebuyers. China still has ample measures available to reinvigorate their economy including additional fiscal stimulus, lower interest rates, and a lower RRR. At the annual Central Economic Work Conference in December, the top economic priority for 2009 was, "stable and relatively fast growth." To achieve this, China will most likely maintain its "proactive" fiscal policy and "moderately loose" monetary policy next year.

The Rest of Asia is Trying to Reflate Their Economies

Most Asian ex-Japan economies have been announcing fiscal and monetary measures to stimulate growth. We expect more announcements throughout 2009. In particular, we expect Hong Kong to release a fiscal plan with the February budget. Recently, South Korea announced $700 million in aid for each of the three state-run banks to encourage increased lending to exporters and small firms.

Exhibit A

Global Economic Assumptions
Slower Growth – Inflation Concerns Subside

	GDP GROWTH				INFLATION			
	2007A	2008E	2009E	2007-2012 (5 Yr CAGR)	2007A	2008E	2009E	2007-2012 (5 Yr AVG)
Global Economy	**2.6%**	**1.2%**	**(1.0)**	**1.5%**	**2.1%**	**3.1%**	**0.9%**	**2.4%**
United States	2.0	1.2	(1.5)	1.4	2.9	3.9	0.5	3.1
Euro Area	2.6	1.0	(0.5)	1.5	2.1	3.0	1.0	2.3
United Kingdom	3.0	1.0	(1.5)	1.3	2.3	3.5	1.0	2.5
Japan	2.1	0.3	0.0	0.8	0.0	1.5	(0.5)	0.3
Asia Ex Japan	9.1	7.0	6.0	7.0	4.1	6.5	2.5	5.0

10-Year Bond Yields

	2007	2008		2009	
	12/31A	6/30A	12/31A	6/30E	12/31E
United States	4.0%	4.0%	2.2%	2.5%	3.0%
Euro (Germany)	4.3	4.6	2.9	3.0	3.3
Japan	1.5	1.6	1.2	1.3	1.4
United Kingdom	4.5	5.1	3.0	3.5	4.0

Exchange Rates

	2007	2008		2009	
	12/31A	6/30A	12/31A	6/30E	12/31E
Euro ($/€)	1.46	1.57	1.40	1.35	1.30
Japan (¥/$)	112	106	91	95	100
UK ($/£)	1.98	1.99	1.46	1.40	1.35

Source: Bloomberg, Morgan Stanley, Merrill Lynch, and Sit Investment Associates, Inc., January 13, 2009

Exhibit B

OECD Composite Leading Indicators Deteriorate Further

The United States


110
108
106
104
102
100
98
96
94
92
90
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Euro Area


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

The United Kingdom


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Japan


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: OECD Composite Leading Indicators, January 12, 2009

Exhibit C

Inflation Peaked and Is Now Plummeting

The United Kingdom


U.K. CPI Y/Y %
Nov: 4.1%
8
6
4
2
0
1992
1995
1998
2001
2004
2007

Euro Area


EUROZONE CPI Y/Y %
Nov: 2.1%
5
4
3
2
1
0
1992
1995
1998
2001
2004
2007

Japan


JAPAN CPI Y/Y %
Nov: 1.0%
20
15
10
5
0
-5
980
1985
1990
1995
2000
2005

China


CHINA CPI Y/Y %
Nov: 2.6%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007

Source: ISI Group, January 8, 2009

Exhibit D

Global Interest Rate Cuts



Racing Toward Zero?
NEW ZEALAND
5.0%
INDIA
5.5%
CHINA
5.31%
AUSTRALIA
4.25%
U.K.
1.5%
U.S.
0.0% - 0.25%
SOUTH KOREA
2.5%
EURO ZONE
2.5%
SWEDEN
2.0%
SWITZERLAND
0.5%
JAPAN
0.1%
Aug. 31, 2007
Current
*The ECB raised its rate by 0.25 percentage point to 4.25% in July of this year.
Source: the central banks
9%
8
7
6
5
4
3
2
1
0

Source: The Wall Street Journal, December 5, 2008 and Sit Investment Associates, Inc., January 12, 2009

Exhibit E

Global Stimulus Measures

Fiscal stimulus

	France	Germany	Japan	UK	US**
Size of stimulus ($bn)	37.0	44.0	132.0	29.7	725.0
% of GDP*	1.23	1.17	2.75	1.09	4.98

* Based on 2009 GDP forecasts ** Mid-estimate of Obama team proposal

Sources: FT Research; IMF

Fiscal fillip

Extra spending and tax cuts planned by Europe's leading economies to fight the downturn

Country	Amount, in billions	Main focus
Germany	€62*	Investments in roads, schools and broadband networks, cuts in income taxes and social-security levies
Spain	€38	Tax cuts and public works
France	€26	Accelerated investments in infrastructure
U.K.	€23†	Cut in value-added tax, tax breaks for low-wage workers, debt guarantees for small firms, infrastructure investments
Italy	€5	Tax breaks for poorer households, postponed taxes for firms

*Germany's total covers two stimulus packages from Nov. 2008 and Jan. 2009

†Converted to euros at current rate

Sources: National governments and legislation

Source: The Financial Times, December 30, 2008 and The Wall Street Journal, January 13, 2009

Exhibit F

Future Budget Deficits


Fiscal rectitude
Government budget balances
Surplus/deficit as a % of nominal GDP
4
2
0
-2
-4
-6
-8
-10
UK
Eurozone
Japan
US
2000 02 04 06 09*10*
Underlying balances
Surplus/deficit as a % of potential GDP
2
0
-2
-4
-6
-8
UK
Eurozone
Japan
US
2000 02 04 06 09*10*
* Forecasts
Source: OECD

Source: The Financial Times, December 30, 2008

EXHIBIT G

RISING UNEMPLOYMENT


Joblessness rapidly becoming a global problem
Americas
Europe
Asia
Unemployment rate
%
%
Previous year
Latest available
Change in number of unemployed from a year earlier
Note: numbers are rounded
*Brazil: metropolitan areas
FT Graphic
Source: Thomson Datastream
5.9%
6.3%
100,000
Canada
4.7%
6.7%
3,100,000
US
8.2%
7.6%
100,000
Brazil*
5.3%
6.0%
300,000
UK
8.0%
7.1%
400,000
Germany
7.8%
7.9%
200,000
France
8.6%
13.4%
900,000
Spain
6.4%
6.7%
200,000
Italy
3.0%
3.1%
20,000
S. Korea
3.8%
3.9%
100,000
Japan

SOURCE: THE FINANCIAL TIMES, JANUARY 9, 2009

Exhibit H

Dismal International Market Performance

ASIA PACIFIC REGION	4th Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year 2008 Market % Chg US$	Local	Currency % Chg
Australia (ATX)	(30.2)	(21.0)	(11.6)	(54.7)	(43.0)	(20.6)
Hong Kong (HSI)	(20.0)	(20.1)	0.2	(48.0)	(48.3)	0.6
Japan (NIK 225)	(7.9)	(21.3)	17.1	(28.7)	(42.1)	23.2
New Zealand (NZX 50)	(23.6)	(12.6)	(12.5)	(49.7)	(33.7)	(24.1)
Singapore (STI)	(25.9)	(25.3)	(0.8)	(49.2)	(49.2)	(0.1)
China (SHGH A)	(20.3)	(20.6)	0.4	(62.9)	(65.4)	7.1
India (BSE 30)	(28.1)	(25.5)	(3.6)	(63.8)	(55.3)	(19.1)
Indonesia (JSX)	(36.0)	(26.0)	(13.5)	(57.5)	(50.6)	(13.8)
Korea (KOSPI)	(25.6)	(22.3)	(4.2)	(56.0)	(40.7)	(25.7)
Malaysia (KLSE)	(14.4)	(13.9)	(0.5)	(42.0)	(39.3)	(4.4)
Philippines (PSE)	(27.9)	(27.1)	(1.1)	(55.1)	(48.3)	(13.2)
Taiwan (TAIEX)	(21.3)	(19.7)	(2.0)	(46.7)	(46.0)	(1.2)
Thailand (SET)	(26.6)	(24.6)	(2.7)	(49.2)	(47.6)	(3.1)

LATIN AMERICA	4th Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year 2008 Market % Chg US$	Local	Currency % Chg
Argentina (MERVAL)	(38.8)	(32.4)	(9.4)	(54.2)	(49.8)	(8.8)
Brazil (IBOV)	(37.3)	(24.2)	(17.3)	(55.1)	(41.2)	(23.7)
Chile (IPSA)	(24.5)	(12.7)	(13.5)	(37.1)	(19.6)	(21.9)
Mexico (IPC)	(28.7)	(10.1)	(20.7)	(40.3)	(24.2)	(21.2)
Peru (BVL)	(40.7)	(37.3)	(5.4)	(61.6)	(59.8)	(4.6)

WESTERN EUROPE	4th Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year 2008 Market % Chg US$	Local	Currency % Chg
Austria (ATX)	(37.4)	(36.7)	(1.0)	(63.1)	(61.2)	(4.9)
Belgium (BEL 20)	(29.3)	(28.6)	(1.0)	(56.0)	(53.8)	(4.9)
Finland (OMXH)	(22.9)	(22.1)	(1.0)	(55.7)	(53.4)	(4.9)
France (CAC 40)	(21.0)	(20.2)	(1.0)	(45.5)	(42.7)	(4.9)
Germany (DAX)	(18.4)	(17.5)	(1.0)	(43.3)	(40.4)	(4.9)
Greece (ATHEX)	(38.1)	(37.5)	(1.0)	(67.2)	(65.5)	(4.9)
Ireland (ISEQ)	(34.7)	(34.0)	(1.0)	(67.9)	(66.2)	(4.9)
Italy (S&P/MIB)	(24.6)	(23.8)	(1.0)	(52.0)	(49.5)	(4.9)
Netherlands (AEX)	(26.6)	(25.8)	(1.0)	(54.7)	(52.3)	(4.9)
Portugal (PSI)	(21.9)	(21.1)	(1.0)	(53.7)	(51.3)	(4.9)
Spain (IBEX 35)	(17.2)	(16.3)	(1.0)	(42.4)	(39.4)	(4.9)
Denmark (OMXC 20)	(30.0)	(29.5)	(0.8)	(49.2)	(46.6)	(4.8)
Norway (OSE)	(40.3)	(29.3)	(15.6)	(63.4)	(52.8)	(22.5)
Sweden (OMXS A-S)	(26.6)	(16.7)	(11.8)	(52.6)	(42.0)	(18.3)
Switzerland (SMI)	(12.4)	(16.8)	5.3	(30.6)	(34.8)	6.4
United Kingdom (FTSE)	(27.0)	(9.6)	(19.3)	(50.4)	(31.3)	(27.8)

OTHER	4th Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year 2008 Market % Chg US$	Local	Currency % Chg
Canada (TSE)	(34.1)	(23.5)	(13.9)	(48.1)	(35.0)	(20.1)
Israel (TA-100)	(31.9)	(25.8)	(8.2)	(45.4)	(46.4)	1.9
Russia (RTS)	(47.9)	(47.9)	(15.9)	(72.4)	(72.4)	(19.6)

Source: FactSet Research Systems, January 2, 2009

Exhibit I

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	11.4	8.9	8.9	15.3	11.0	10.7
Post 1990 Average	16.6	14.7	13.0	34.5	14.0	17.0
Discount/Premium	*-31.3%*	*-39.5%*	*-31.5%*	*-55.7%*	*-21.4%*	*-37.1%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.9	5.5	6.2	5.1	6.9	6.1
Post 1990 Average	9.9	6.9	7.8	9.9	8.8	8.9
Discount/Premium	*-30.3%*	*-20.3%*	*-20.5%*	*-48.5%*	*-21.6%*	*-31.5%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.8	6.9	5.4	5.0	5.0	6.2
Post 1990 Average	3.7	3.1	3.4	-0.1	3.5	2.8
Discount/Premium	*83.8%*	*122.6%*	*58.8%*	*NM*	*42.9%*	*121.4%*

Source: Nomura International plc, Europe, January 9, 2009

Exhibit J

A European Recession

Rising Unemployment



Euro area and EU27 unemployment rates
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
10
9
% 8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Eurostat, Euro-Indicators News Release, January 8, 2009

Germany's Confidence Remains Negative



ZEW Indicator of Economic Sentiment (Germany)
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
Dez 06
Jan 07
Feb 07
Mrz 07
Apr 07
Mai 07
Jun 07
Jul 07
Aug 07
Sep 07
Okt 07
Nov 07
Dez 07
Jan 08
Feb 08
Mrz 08
Apr 08
Mai 08
Jun 08
Jul 08
Aug 08
Sep 08
Okt 08
Nov 08
Dez 08

Source: ZEW Indicator of Economic Sentiment, December 9, 2008

Industrial Productions is Weakening Further



Euro area and EU27 industrial new orders,
total manufacturing working on orders
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
145
140
135
130
125
120
115
110
105
100
95
90
2000=100

Source: Eurostat, Euro-Indicators News Release, December 22, 2008

Dismal Retail Sales



EUROZONE NOMINAL RETAIL SALES
3 Mo. Avg. Y/Y %
Oct: 1.5%
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
97
98
99
00
01
02
03
04
05
06
07
08

Source: ISI Group, January 2009

Exhibit K

Dismal Japanese Economic Fundamentals

Business Conditions Continue to Weaken



Business conditions DI, large firms
("favourable" - "unfavourable", %point)
Manuf.
Forecast
Non-manuf.
Source: Bank of Japan Note: Gray shading indicates recession

Source: BOJ and HSBC Global Research, December 19, 2008

Industrial Output Rapidly Deteriorating



JAPAN INDUSTRIAL PRODUCTION
3 Mo.Avg. Y/Y % Jan: -18.7% e
Latest Click -22.0%

Source: ISI Group, January 7, 2009

Japanese Exports Continue to Plunge



JAPAN REAL EXPORTS
3 Mo.Avg. Y/Y% Nov: -5.1%
Latest Click -16.7%

Source: ISI Group, January 7, 2009

Corporate Profits Nearing Trough Levels



JAPAN CORPORATE PROFITS
Y/Y % 2008:3Q -22.6%

Source: ISI Group, December 4, 2008

Exhibit L

A Mixed Chinese Economic Picture

China's Exports and Housing Markets are Collapsing



Export y/y Growth
50%
40%
30%
20%
10%
0%
-10%
-20%
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

Source: ISI-CEBM China Research, January 13, 2009

China's Industrial Production Continues to Fall



Chinese industrial production growth (Y/Y %)
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Sep-07 Dec-07 Mar-08 Jun-08 Sep-08

Source: CEIC, J.P. Morgan Research, December 2008

China's Fixed Asset Investment Remains Strong



FAI Growth (ytd, %, y/y)
35%
30%
25%
20%
15%
10%
5%
0%
31.8%
26.3%
Central Government Projects
Local Government Projects
05/01 05/07 06/01 06/07 07/01 07/07 08/01 08/07

Source: ISI-CEBM China Research, December 16, 2008

China's Stimulus Package



Breakdown of China's RMB 4trn Fiscal Stimulus Package
Health, culture and education 1.0%
Railways, highways, airports, power grids 45.0%
Independent innovation 4.0%
Affordable housing 7.0%
Ecology and environment 8.8%
Rural development & infrastructure 9.3%
Post-disaster reconstruction 25.0%
Total = RMB4 trillion

Source: NDRC and J.P. Morgan Research, December 2008